SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)

WYNN RESORTS, LIMITED
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

983134 10 7
(CUSIP Number)
Kim Sinatra Senior Vice President and General Counsel Wynn Resorts, Limited 3131 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 770-2112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,702,639 1, 2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,702,639 1, 2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,702,639 1, 2
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 37.9% 3
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes 11,076,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 11,076,709 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn” and, together with Mr. Wynn, the “Reporting Persons”).  The EW Shares were previously held as community property by Mr. Wynn and Ms. Wynn and they were transferred to Ms. Wynn pursuant to a divorce settlement on January 6, 2010.  The EW Shares may be deemed to be beneficially owned by Mr. Wynn under the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (“Aruze USA”) (the “Amended and Restated Stockholders Agreement”).  Mr. Wynn disclaims beneficial ownership of the EW Shares.

2.
Includes 24,549,222 shares (the “Aruze Shares”) held by Aruze USA that may be deemed to be beneficially owned by Mr. Wynn under the Amended and Restated Stockholders Agreement.  The Reporting Persons disclaim beneficial ownership of the Aruze Shares.

3.
The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 37.9%.  Excluding the Aruze Shares that the Reporting Persons may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, each Reporting Person may be deemed to beneficially own approximately 18.0% of the outstanding shares.

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,702,639 1, 2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,702,639 1, 2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,702,639 1, 2
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 37.9% 3
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement.  Ms. Wynn disclaims beneficial ownership of the SAW Shares.

2.
Includes the Aruze Shares held by Aruze USA that may be deemed to be beneficially owned by the Reporting Persons under the Amended and Restated Stockholders Agreement.  The Reporting Persons disclaim beneficial ownership of the Aruze Shares.

3.
The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 37.9%.  Excluding the Aruze Shares that the Reporting Persons may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, each Reporting Person may be deemed to beneficially own approximately 18.0% of the outstanding shares.

This Schedule 13D/A (this “Amendment No. 6”) hereby amends and supplements the Schedule 13D filed by Mr. Wynn with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on September 22, 2003 (“Amendment No. 2”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 13, 2006 (“Amendment No. 3”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 4”) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 18, 2009 (“Amendment No. 5” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Amendment No. 3 is hereby amended and restated in its entirety as follows:

All references in the Schedule 13D to the Stockholders Agreement shall mean the Amended and Restated Stockholders Agreement.

As described in Item 6, Mr. Wynn, Ms. Wynn and Aruze USA have entered into an Amended and Restated Stockholders Agreement in connection with Ms. Wynn’s ownership of 11,076,709 shares of Common Stock that were transferred by Mr. Wynn to Ms. Wynn pursuant to a divorce settlement between Mr. Wynn and Ms. Wynn.  The Reporting Persons have not paid, and do not expect to pay, any additional consideration in connection with the execution, delivery or performance of the Amended and Restated Stockholders Agreement.

Item 5.         Interest in Securities of the Issuer

The response set forth in Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Persons may be deemed to beneficially own 46,702,639 shares of Common Stock, representing approximately 37.9% of the outstanding Common Stock of the Issuer.

Unless otherwise indicated, all percentages in this Amendment No. 6 assume there to be 123,284,206 shares of Common Stock outstanding, as of January 4, 2010.

(b) Power to Vote and Dispose. The Reporting Persons possess the shared power to vote and direct the vote of 22,153,417 shares of Common Stock representing the SAW Shares and the EW Shares, subject to the Amended and Restated Stockholders Agreement described in Item 6 below.  As a result of the Amended and Restated Stockholders Agreement, the Reporting Persons possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, an additional 24,549,222 shares of Common Stock representing the Aruze Shares held by Aruze USA.  In addition, pursuant to the Amended and Restated Stockholders Agreement, none of Mr. Wynn, Ms. Wynn or Aruze USA (nor any of their respective permitted transferees (except as described in Item 6 below)) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of each of the others, and each Reporting Person may therefore share the power to dispose of all such shares of Common Stock.  Pursuant to the Amended and Restated Stockholders Agreement and as described in Item 6 below, $10 million of the EW Shares are released from certain covenants and provisions set forth in the Amended and Restated Stockholders Agreement on January 6, 2010 and on each of the following nine anniversaries thereof.  Mr. Wynn and Ms. Wynn each disclaim beneficial ownership of the other’s shares and of the Aruze Shares.

Aruze USA is a Nevada corporation. The business address of Aruze USA is 745 Grier Drive, Las Vegas, NV 89119. To the knowledge of the Reporting Persons, Aruze USA beneficially owns the Aruze Shares, which constitute approximately 19.9% of the outstanding Common Stock of the Issuer.  To the knowledge of the Reporting Persons, Universal Entertainment Corporation (f/k/a Aruze Corp.), a Japan public corporation and Aruze USA’s parent company, and Mr. Kazuo Okada, the founder, president and controlling shareholder of Universal Entertainment Corporation, may be deemed to beneficially own the shares held by Aruze USA.

Except as set forth in the Amended and Restated Stockholders Agreement, the Reporting Persons, on the one hand, and Aruze USA, on the other hand, do not have any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

(c) Transactions within the past 60 days.  Except as noted in this Schedule 13D/A, the Reporting Persons have not effected any other transactions in the Issuer’s securities, including the Common Stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Amended and Restated Stockholders Agreement

On January 6, 2010, Mr. Wynn, Ms. Wynn and Aruze USA, entered into an Amended and Restated Stockholders Agreement whereby that certain Stockholders Agreement, entered into as of April 11, 2002, between Mr. Wynn and Aruze, as amended by that certain Amendment to Stockholders Agreement, entered into as of November 8, 2006, between Mr. Wynn and Aruze USA, the Waiver and Consent, dated July 31, 2009, and the Waiver and Consent, dated as of August 13, 2009, was amended and restated in its entirety.  Pursuant to the Amended and Restated Stockholders Agreement, Ms. Wynn (a) became a party to the Amended and Restated Stockholders Agreement in connection with her ownership of the EW Shares that were transferred to Ms. Wynn by Mr. Wynn and (b) became subject to the covenants and provisions thereof, including with respect to voting agreements, preemptive rights, rights of first refusal, tag-along rights and certain other restrictions on transfer of such shares subject to release of $10 million of such shares on January 6, 2010 and on each of the following nine anniversaries thereof.  In addition, the Amended and Restated Stockholders Agreement amended the voting agreement provision to provide that each of Mr. Wynn, Ms. Wynn and Aruze USA agree to vote all shares of the Issuer held by them and subject to the terms of the Amended and Restated Stockholders Agreement in a manner so as to elect to the Issuer’s Board of Directors each of the nominees contained on each and every slate of directors endorsed by Mr. Wynn, which slate shall include, subject to certain conditions, Ms. Wynn and, so long as such slate results in a majority of directors at all times being candidates endorsed by Mr. Wynn, nominees approved by Aruze USA.

The foregoing description of the Amended and Restated Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement which is filed herewith as Exhibit 7 and is incorporated herein by this reference.

Item 7.         Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit 7	Amended and Restated Stockholders Agreement, dated January 6, 2010, by and among Stephen A. Wynn, Elaine P. Wynn and Aruze USA, Inc.

Exhibit 8
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2010

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn

EXHIBIT INDEX

Exhibit	Description

7	Amended and Restated Stockholders Agreement, dated January 6, 2010, by and among Stephen A. Wynn, Elaine P. Wynn and Aruze USA, Inc.

8
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).